

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.C. 11-13-06

DIVISION OF
CORPORATION FINANCE



06066215

December 5, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/5/2006

Re: International Business Machines Corporation
Incoming letter dated November 13, 2006

Dear Mr. Moskowitz:

This is in response to your letter dated November 13, 2006 concerning the shareholder proposal submitted to IBM by Janet Krueger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904

54 1143



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2007 IBM Proxy Statement
Stockholder Proposal of Ms. Janet Krueger
RULE 14a-8(e)(2) - Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated November 6, 2006 relating to executive compensation disclosure (the "Proposal") from Ms. Janet Krueger of Rochester, Minnesota (the "Proponent") **(See Exhibit A)**.

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2007 (the "2007 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2006 annual meeting was dated and released on March 9, 2006 **(See Exhibit B)**. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2006 annual meeting informed stockholders that stockholder proposals for the 2007 annual meeting had to be *received* by November 9, 2006 to be considered for inclusion in the Company's 2007 proxy statement **(See Exhibit C)**.

The Proponent sent the Proposal to IBM via US Certified Mail on November 7, 2006 from Rochester, MN (USPS Certified Mail Article # 7006 0810 0005 5905 9940) **(See Exhibit D).** However, it was not *received* by IBM until **November 10, 2006**, one day after the November 9, 2006 deadline. In this connection, the mailroom label affixed to the back of the certified letter states clearly that the letter from Janet Krueger was received on **11/10/06. (Exhibit E).** Were this not enough, entering in the same Certified Mail Article # 7006 0810 0005 5905 9940 into the United States Postal

Service's Internet "***Track and Confirm***" website[1] confirms *conclusively* that such item was not delivered to IBM until ***November 10, 2006,*** at 10:10 a.m., one day after the Company's published November 9, 2006 deadline (**See Exhibit F**). As such, the Proposal was untimely received, and is subject to exclusion under Rule 14a-8(e)(2).

The Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even in cases where a proposal is received only *one* (1) day late. See Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998); see Snap-on Incorporated (February 22, 2006)(2 days late); The McGraw-Hill Companies, Inc. (January 22, 2002)(proposal dated before the deadline but not received until after the deadline excluded); Pitney Bowes Inc. (January 9, 2002)(to same effect); Xerox Corporation (March 9, 2000)(3 days late). See generally Celebrate Express, Inc. (September 29, 2006); Torotel, Inc. (August 22, 2006); and The Procter & Gamble Company (August 14, 2006).

Ms. Krueger is a very experienced stockholder proponent, having filed proposals with IBM for many years. Nearly all of her previous submissions have been included in the Company's proxy statements without challenge. The Proponent has also become keenly aware of the Commission's rules over the years, but this year, she failed to adhere to the submission deadline under Rule 14a-8(e)(2). This is a deficiency that cannot be remedied under Rule 14a-8(f). As such, the Company now respectfully requests the concurrence of the staff that the Proposal may properly be excluded from the Company's proxy materials for its 2007 annual meeting under Rules 14a-8(e)(2) and (f).

We are sending the Proponent a copy of this submission, advising her of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that she may choose to make to the staff. If you have any questions relating to this submission, you may contact me at 914-499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Ms. Janet Krueger
1725 SE 8 Avenue
Rochester, MN 55904

[1] *http://www.usps.com/shipping/trackandconfirm.htm*

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904

11-10-06 P12:24 IN

~~October 8, 2005~~
November 6, 2006

IBM
Office of the Secretary
New Orchard Road
Armonk, NY 10504

Attachments: Stockholder Proposal on Disclosure of Executive Compensation
Letter from Merrill Lynch dated November 6, 2006

Sir:

Attached is a resubmission of my IBM stockholder proposal titled "Full Disclosure of Executive Officer Compensation" for inclusion in the ~~2006~~ 2007 Proxy.

My name is Janet Krueger. I reside at 1725 SE 8 Ave., Rochester, MN 55904. I own 32 shares of IBM stock, and have held over $2000 worth of stock in my retirement portfolio since October of 2001. The attached letter from Merrill Lynch verifies my IBM shareholder status. It includes my name, my account name, and value of shares held. I will retain shareholder status of this stock throughout the 2007 IBM Stockholder Meeting period. I will be in attendance at the shareholder meeting and will present my stockholder proposal to the shareholders at that time.

Thank you for your attention to this matter. If you have any questions, concerns, or problems with the resolution, please do not hesitate to call me at 507 289 9030. My e-mail address is janet.krueger@prodigy.net.

Sincerely,



Janet Krueger

Full Disclosure of Executive Officer Compensation

WHEREAS compensation for IBM's executive officers is listed in the annual report, but their total compensation and related company liability is not readily discernable by some professional investors or by the average shareholder; and

WHEREAS this leaves shareholders with an inadequate and incomplete picture of the company's future liabilities on behalf of those executive officers;

RESOLVED that IBM's Board of Directors establish a policy and practice to provide full and transparent disclosure of all forms of compensation issued and promised to Company executive officers. This should include, but not be limited to, their salary, bonuses in all forms, loans, and their share of deferred compensation schemes such as 401k, EDSP and the IBM Savings Plan, stock options, life insurance, retirement benefits and any other perks which constitute a current or future liability for shareholders of over $2000. This disclosure shall be made in plain English and in dollar terms using industry accepted accounting principles, including the total benefits paid in the prior year, the total projected obligation, and the plan assets set aside to cover that obligation, for each of the executive officers.

SUPPORTING STATEMENT:
The import of full executive compensation disclosure is exemplified in a Wall Street Journal Europe article dated 6/23/2006 and titled "Hidden Buren – As Workers' Pensions Wither, Those for Executives Flourish.", which cites:

> "This is the pension squeeze companies aren't talking about: Even as many reduce, freeze or eliminate pensions for workers -- complaining of the costs -- their executives are building up ever-bigger pensions, causing the companies' financial obligations for them to balloon. Companies disclose little about any of this. But a Wall Street Journal analysis of corporate filings reveals that executive benefits are playing a large and hidden role in the declining health of America's pensions. Among the findings:
>
> - Boosted by surging pay and rich formulas, executive pension obligations exceed $1 billion at some companies. Besides GM, they include . . . International Business Machines Corp. (about $1.3 billion).
> - These liabilities are largely hidden, because corporations don't distinguish them from overall pension obligations in their federal financial filings.
> - As a result, the savings that companies make by curtailing pensions for regular retirees -- which have totaled billions of dollars in recent years -- can mask a rising cost of benefits for executives.
> - Executive pensions, even when they won't be paid till years from now, drag down earnings today. And they do so in a way that's disproportionate to their size, because they aren't funded with dedicated assets. . . .
>
> In January, IBM said it will freeze the pensions of all U.S. employees and executives. The move reduced its pension liability by $775 million. IBM cited pension costs, volatility, and unpredictability. It didn't mention that a quarter of its U.S. pension expense last year resulted from pensions for several thousand of its highest-paid people.

We urge shareholders to vote FOR this proposal.

Terry A. Buzzell
Private Client Group
Vice President
Wealth Management Advisor
4041 28th Street NW, Suite 100
Rochester, MN 55901
507-281-6708
877-637-2855 (Toll Free)


Merrill Lynch

November 6, 2006

IBM-INTL BUSINESS MACHINES
Shareholder Relations
Providence, RI

Please accept this letter as documentation that Janet Krueger owns more than $2000.00 of IBM common stock and has since 1991 in her account 241-91816.

Terry Buzzell
Wealth Management Advisor

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

IBM Notice of 2006 Annual Meeting and Proxy Statement



ARMONK, NEW YORK 10504
MARCH 9, 2006

Notice of Meeting

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 25, 2006, at 10 a.m., in the Assembly Hall of the Tulsa Convention Center, West 4th Street and South Houston Avenue, Tulsa, Oklahoma 74103. The items of business are:

1. Election of directors for a term of one year.
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.
3. Such other matters, including 9 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on February 24, 2006 (the "Record Date") are entitled to vote at the meeting or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.



Daniel E. O'Donnell
Vice President and Secretary

ADMISSION TO THE ANNUAL MEETING WILL BE ON A FIRST-COME, FIRST-SERVED BASIS, AND AN ADMISSION TICKET AND PICTURE IDENTIFICATION WILL BE REQUIRED TO ENTER THE MEETING. FOR STOCKHOLDERS OF RECORD, AN ADMISSION TICKET IS ATTACHED TO THE PROXY CARD SENT WITH THIS PROXY STATEMENT. STOCKHOLDERS HOLDING STOCK IN BANK OR BROKERAGE ACCOUNTS CAN OBTAIN AN ADMISSION TICKET IN ADVANCE BY SENDING A WRITTEN REQUEST, ALONG WITH PROOF OF OWNERSHIP (SUCH AS A BROKERAGE STATEMENT), TO OUR TRANSFER AGENT AT THE ADDRESS LISTED BELOW. AN INDIVIDUAL ARRIVING WITHOUT AN ADMISSION TICKET WILL NOT BE ADMITTED UNLESS IT CAN BE VERIFIED THAT THE INDIVIDUAL IS AN IBM STOCKHOLDER AS OF THE RECORD DATE FOR THE MEETING. CAMERAS, CELL PHONES, RECORDING EQUIPMENT AND OTHER ELECTRONIC DEVICES WILL NOT BE PERMITTED AT THE MEETING.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 9, 2006, to stockholders entitled to vote. The IBM 2005 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM mail its 2005 Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A., P.O. Box 43072, Providence, R.I. 02940 or by telephoning 781-575-2727.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8



STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2007 proxy material after the 2006 Annual Meeting but must be received no later than 5 p.m. EST on November 9, 2006. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Mail Drop 301, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

THE IBM BOARD OF DIRECTORS OPPOSES THE FOLLOWING PROPOSALS FOR THE REASONS STATED AFTER THE PROPOSALS.

3. Stockholder Proposal on Cumulative Voting

Management has been advised that Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037, the owner of 200 shares, intends to submit the following proposal at the meeting:

RESOLVED: "That the stockholders of IBM, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"Last year the owners of approximately 36.2% of shares voting, voted FOR this proposal." The amount of shares voting FOR was 340,269,136 shares.

"If you AGREE, please mark your proxy FOR this resolution."

THE IBM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

IBM, like most other major corporations, provides that each share of common stock is entitled to one vote for each nominee for Director. The Board of Directors believes that this approach produces a Board that will represent the interests of the Company's stockholders as a whole rather than the interests of any particular group. In contrast, cumulative voting, as suggested by the Proponent, would enable stockholders representing less than a majority of all shares to elect a director to represent their own particular interests. This could result in a Board of Directors on which each director advocates the positions of the group responsible for his or her election, rather than the positions that are in the best interest of the Company and IBM stockholders as a whole. The Board believes that changing the current voting procedure is not advisable. **THE BOARD THEREFORE UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

4. Stockholder Proposal on Pension and Retirement Medical

Management has been advised that Mr. James Leas, 37 Butler Drive, South Burlington, VT 05403, the holder of 408 shares, on behalf of himself and 55 co-filers of the proposal, whose names, addresses and IBM stockholdings are available upon request, intends to submit the following proposal at the meeting:

Stockholders ask the Board to adopt the following policy:

> Age discrimination in retirement policies will be ended by allowing all employees, regardless of age, to choose the promised pension and retirement medical insurance under the terms in effect before IBM adopted changes in 1995 and 1999.

On July 31, 2003, a Federal District Court in Illinois ruled that the cash balance pension plan IBM adopted in 1999 and an earlier plan IBM adopted in 1995 both violated federal retirement law because they discriminated on the basis of age.

Having considered the fully developed arguments on both sides, the federal district court declared that IBM's "1999 cash balance formula violates the literal terms of the Employee Retirement Income Security Act. IBM's own age discrimination analysis illustrates the problem."

From IBM's own documents the court also concluded that "IBM proceeded with the cash balance plan with open eyes and was fully informed of the consequences of the litigation that was sure to come."

Confirming employee calculations, the court said that the cash balance plan would "cause reductions in retirement pay of up to 47% for older workers." Many employees calculated their pension losses in the hundreds of thousands of dollars.

A settlement agreement approved by the district court in August, 2005 provides that 275,000 IBM employees on average get a total of only $1,114 each.

Under the settlement agreement class attorneys get $88.5 million.

In my opinion the settlement agreement that returns each employee so little, gives class attorneys so much, and lets IBM off the hook, is collusive: the settlement agreement did not end the age discrimination, it ratified the age discrimination.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

Janet Krueger
1725 SE 8 Ave
Rochester, MN 55904


CERTIFIED MAIL
7006 0810 0005 5905 9940

ROCHESTER MN 559
NOV 2006 PM


UNITED STATES POSTAL SERVICE
0000


U.S. POSTAGE
PAID
ROCHESTER, MN
55901
NOV 07, 06
AMOUNT
$2.79
00085397-14
10504

FIRST CLASS MAIL

IBM
Office of the Secretary
New Orchard Road
Armonk, NY 10504

10504+1705 C007



Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

FROM: JANET KRUEGER: MN
CARR: USPS
TRK#: 70060810000559059940
RCVD: 11/10/2006

TO: BOARD OF DIRECTORS
PH: -
BDG: IBM FLR: 3
RM:
PCS: 1


A314014262374

DROP: IBM-3-390
MSC: 3 - 390
BOARD OF DIRECTORS

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2007 Proxy Statement pursuant to Rule 14a-8


UNITED STATES
POSTAL SERVICE

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Label/Receipt Number: **7006 0810 0005 5905 9940**
Detailed Results:

- **Delivered, November 10, 2006, 10:10 am, ARMONK, NY 10504**
- **Arrival at Unit, November 10, 2006, 5:48 am, ARMONK, NY 10504**
- **Acceptance, November 07, 2006, 12:52 pm, ROCHESTER, MN 55901**

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 13, 2006

The proposal relates to compensation.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Ted Yu
Special Counsel